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VIA EDGAR

Mark P. Shuman, Esq.
Office of Computers and Online Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20002

Re:	Liberate Technologies
Amendment No. 2 to Schedule 13E-3 filed October 18, 2005
File No. 005-58281

Revised Preliminary Proxy Statement on Schedule 14A
Filed October 18, 2005
File No. 0-26565

Dear Mr. Shuman:

On behalf of Liberate Technologies, a Delaware corporation (the “Company” or “Liberate”), we have electronically transmitted under separate cover Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2 to the Preliminary Proxy”), which we have marked to show changes from the Company’s filing of the Amended Preliminary Proxy Statement on Schedule 14A (File No. 000-26565), filed by the Company on August 26, 2005 (the “Preliminary Proxy”) and Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (File No. 005-58281) filed by the Company on June 23, 2005 as amended by Amendment No. 1 to the Rule 13e-3 Transaction Statement filed by the Company on August 26, 2005 (together, the “Schedule 13E-3”).  The changes reflected in Amendment No. 2 to the Preliminary Proxy and Amendment No. 2 to the Schedule 13E-3 include those made in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter, dated September 28, 2005.

Set forth below are the Company’s responses to the comments raised in your letter.  For your convenience, we have provided each of your numbered comments followed by our responses.  To facilitate the Staff’s review, we have provided the Company’s responses in ordinary type beneath the corresponding Staff comment, which appears in bold type.

Schedule 13E-3

1.             We note your response to our prior comment 2.  You indicate that the SeaChange asset sale is not the type described in SEC Release 34-16075.  We note however, that the release cites to transactions of the type described therein only as typical examples and is not intended to be exclusively limited to such examples.  Further, as the release suggests, while a sale of assets to a non-affiliate is not a transaction specified in paragraph Exchange Act Rule 13e-3(a)(3)(i), a purchase by an issuer, in this case, the cashing out of fractional shares, would be such a transaction, and therefore the combination of these transactions could constitute a series of transactions involving a transaction specified in paragraph (a)(3)(i).  In your response letter, please expand your discussion and analysis as to why you believe that SEC Release 34-16075 is not applicable to this transaction.

Response:

SEC Release 34-16075 would be applicable to the SeaChange asset sale transaction if that transaction was the first step in a multistep transaction that included the proposed reverse/forward stock split.  However, the SeaChange asset sale and the reverse stock split are two separate and unrelated transactions.  The Liberate board of directors approved and supported the SeaChange transaction on a stand-alone basis, and not as part of a pre-arranged plan to take Liberate private.  The SeaChange asset sale was not a necessary first step in order to accomplish the proposed reverse/forward stock split (or any other type of “going private” transaction) nor a transaction that facilitated the reverse/forward stock split.  As indicated in our response to comment 2 below, for example, Liberate would have had sufficient financial resources to accomplish the reverse/forward stock split without proceeds from the SeaChange asset sale.  Furthermore, even if the SeaChange asset sale were not completed, given the relative size of Liberate’s operations and the public company costs, the board likely would have considered undertaking the reverse stock split in any event.  Accordingly, we respectfully submit that SEC Release 34-16075 is not applicable to the SeaChange asset sale.

2.             You indicate in your response to our prior comment 2 that the SeaChange asset sale did not have a reasonable likelihood of producing the effects set out in Rule 13e-3(a)(3)(ii).  In support of such conclusion, you indicate that the reverse/forward stock split could have been accomplished before the asset sale transaction.  Please substantiate this statement.  For example, did you have the financial resources, given your monthly burn rate, liquidity and outstanding obligations, to cash out the fractional shares following the Double C asset sale and the $2.10 dividend that you issued on April 8, 2005?

Response:

As set forth in greater detail below, Liberate did have sufficient resources following the Double C asset sale and payment of the $2.10 Double C special dividend on April 11, 2005 to effect a reverse stock split and cash out fractional shares in a transaction such as is now being proposed, even in the absence of the proceeds from the SeaChange asset sale.  Such a transaction would probably have required a cash outlay in the aggregate amount of between $6.2 million to $7.2 million in contrast to the approximately $4.3 million that the Company estimates will be expended in the proposed transaction. Prior to the SeaChange asset sale, the Company had cash and cash equivalents on hand of approximately $47 million and a burn rate near zero.  The Company’s approximately $2.5 million of quarterly costs were offset by approximately $2.5 million quarterly receipts from customers.  In contrast, after the SeaChange asset sale, the Company had cash and cash equivalents of $70 million, and its burn rate increased to approximately $1.2 million per quarter.  In addition, after the SeaChange asset sale, Liberate paid its stockholders a special dividend of approximately $16.6 million from the proceeds of the sale.  Taking into account Liberate’s burn rate and the liabilities (including contingent liabilities) facing Liberate prior to the SeaChange asset sale, Liberate’s approximately $47 million cash on hand prior to the SeaChange asset sale would have been more than sufficient to pay the estimated $6.2 to $7.2 million that would have been required to cash out fractional shareholders had the reverse/forward stock split occurred prior to the SeaChange asset sale.

Determining the amount to be paid to cashed out fractional stockholders requires that fair value for the fractional shares be determined.  Although determining fair value of a company’s stock in the context of a company with an operating business can be more complicated than in the context of a company without one, the trading price of a corporation’s stock on the public market is good evidence of that stock’s fair value.  During the five trading days between payment of the Double C special dividend on April 11, 2005 and the public announcement of the SeaChange asset sale on April 15, 2005 the weighted average closing price for a share of Liberate common stock was $0.36 per share and on April 15, 2005, the day before the public announcement of the SeaChange asset sale, the closing price for a share of Liberate’s common stock was $0.34 per share.  Similarly, during the period starting on April 11, 2005, the Double C ex-dividend date, and ending on June 15, 2005, the date the SeaChange asset sale special dividend was declared and the day before the reverse/forward stock split was announced, the weighted average closing price for a share of Liberate common stock was approximately $0.35 per share.  During the 30 trading days ending on June 15, 2005, the weighted average closing price for a share of Liberate common stock was approximately $0.31 per share.  Taking these market values as a fair proxy for fair value and assuming, as disclosed in the Preliminary Proxy, cash out of approximately 20 million fractional shares, Liberate would have needed between approximately $6.2 million and $7.2 million to cash out fractional shares had the proposed reverse/forward stock split happened before the SeaChange asset sale.

As disclosed in Liberate’s annual report on Form 10K for the fiscal year ended May 31, 2005 filed with the Commission on August 15, 2005, as of May 31, 2005, Liberate had cash and cash equivalents of more than $47 million, an amount well in excess of the amount that would have been required to pay cashed out fractional stockholders.  The Company’s cash flow rate prior to the SeaChange asset sale was approximately break even.  After the SeaChange asset sale, Liberate’s cash and cash equivalents increased to approximately $54 million, taking into account the receipt of approximately $23 million cash proceeds of the sale net of the approximately $16.6 million Liberate paid to its stockholders as a special dividend from the proceeds of the sale, but the Company’s burn rate increased to approximately $1.2 million per quarter.  Liberate’s burn rate increased after the SeaChange asset sale because the non-North American business sold to SeaChange was cashflow neutral.

Not only did Liberate have the resources that would likely have been required to undertake the proposed reverse/forward stock split before the SeaChange asset sale, but, had the SeaChange asset sale never occurred, given the relative size of what would have been Liberate’s continuing operations and the costs of remaining a public corporation, it is likely that Liberate’s board would have considered undertaking the proposed reverse/forward stock split in any event.

3.             We note your response to our prior comment 4.  Supplement your disclosure to include the information regarding the vesting of options and units.

Response:

Liberate has expanded the disclosure in the chart entitled “Amount and Nature of Beneficial Ownership” in the Section entitled “SPECIAL FACTORS – Security Ownership of Certain Beneficial Owners and Management” in the Preliminary Proxy in response to the Staff’s comment.

Preliminary Proxy Materials

4.             We reissue our prior comment 10, in part.  Provide an overview and range of the potential benefits in quantitative terms that continuing stockholders may experience as a consequence of successful efforts to recover on claims against others and limit liabilities to others.

Response:

Liberate has expanded the disclosure in the Sections entitled “SPECIAL FACTORS – Background of the Reverse/Forward Stock Split Proposal – Ongoing Legal Claims” and “SPECIAL FACTORS – Legal Proceedings” in response to the Staff’s comment.

5.             We note your response to our prior comment 12.  You indicate that your non-North American Assets were sold to SeaChange and that the “take private” transaction was then considered as a method to reduce overhead and reporting costs after the disposal of all the Company’s operating businesses.  However, your disclosure in the proxy statement as well as in your other responses indicates that you considered a going private transaction prior to the closing of the sale of your assets to SeaChange.  Please clarify this inconsistency.

Response:

As disclosed in the Preliminary Proxy in the section entitled “SPECIAL FACTORS – Background of the Reverse/Forward Stock Split Proposal – “Board Deliberations and Background of the Reverse/forward Stock Split”, the Liberate board of directors first directed management to evaluate the possibility of converting to a private company together with other potential ways of addressing the costs of continuing as a publicly traded company (including dissolution and liquidation of the Company, sale as a public company shell, a share repurchase and other alternatives) after approving the SeaChange asset sale at a board meeting on April 15, 2005.  The board realized, of course, that were the SeaChange asset sale to be consummated, the Company would be disposing of its remaining operating assets.  The board therefore began to consider the alternatives that might be undertaken following consummation of the asset sale.  As described in the Preliminary Proxy, management, together with the board, continued these evaluation efforts over the succeeding months.  At the time Liberate filed its definitive proxy statement in connection with the SeaChange asset sale on June 10, 2005, these efforts were still ongoing and the board of directors had made no determination with respect to potential plans for Liberate after the SeaChange asset sale.  That the board was considering these alternatives, including a going private transaction, was disclosed in the Company’s proxy statement relating to the SeaChange asset sale.  On June 15, 2005, after additional presentations and discussion, Liberate’s board concluded that the proposed reverse/forward stock split would be in the best interests of the Company and its stockholders.  On June 23, 2005, the Company filed the initial Preliminary Proxy relating to the proposed reverse/forward stock split.  The SeaChange asset sale subsequently closed on July 12, 2005.

6.             We reissue our prior comment 18, in part.  Revise your disclosure to explain in greater detail why a liquidation analysis was not performed.  See Question and Answer No. 20 of Exchange Act Release No. 34-17719.

Response:

As disclosed in the section entitled “SPECIAL FACTORS – Recommendation of the Board; Fairness of the Transaction – Cashed-Out Stockholders – Liquidation Value” of the Preliminary Proxy, Liberate’s board of directors did not determine the value of Liberate’s shares on the basis of a forced or current liquidation in determining the cash amount to be paid to cashed-out stockholders in the reverse/forward stock split because the board did not consider the forced liquidation of Liberate’s business to be a viable option.

As described in the Preliminary Proxy, upon consummation of the SeaChange Asset Sale, Liberate would have no significant operating product or services business but it will continue operating in a capacity to wind down the business and attempt to resolve the Company’s outstanding contingent assets and liabilities. Given the nature of Liberate’s expected contingent assets, liabilities and obligations after consummation of the SeaChange Asset Sale, an immediate forced liquidation of our business did not appear to be a viable option.  The board determined that it would require time to resolve outstanding liabilities and prosecute and defend pending litigation and pursue other claims as appropriate that Liberate may have against third parties.

As disclosed in the section entitled “SPECIAL FACTORS – Recommendation of the Board; Fairness of the Transaction – Cashed-Out Stockholders – Liquidation Value” of the Preliminary Proxy, the Discounted Cash Flow Analysis conducted by Duff & Phelps was effectively premised as an orderly disposition of assets since Liberate would have no significant operating product or services business upon the consummation of the SeaChange asset sale.  Duff & Phelps did not separately estimate the forced or current liquidation premise of value.  Duff and Phelps believed that early settlement of contingent assets and liabilities through a current liquidation or short term forced liquidation would result in less value to Liberate’s stockholders than operating the business as a going-concern until consummation of the SeaChange asset sale and thereafter operating the business by orderly disposing of the Company’s net assets for an indefinite period of time until such time that Liberate resolves its outstanding contingent assets and liabilities.

Liberate believes that enhanced stockholder value for both cashed out and continuing stockholders could be obtained by continuing its efforts to recover on non-operating assets and third party claims, such as the claims against certain Directors and Officers’ insurance carriers, and to resolve outstanding lease liabilities either through settlement or subleasing the premises, and that the management of these assets and liabilities could provide a better result for both cashed out and continuing stockholders than would otherwise be available in the event of a dissolution or liquidation of Liberate at this time.  More specifically, Liberate believes that increased stockholder value would be obtained by maintaining control of the lease that is the subject of the Circle Star litigation, while also defending the litigation, in order to sublease the premises on the best terms available rather than surrender the lease to the landlord despite its duty to mitigate its damages. Thus, Liberate currently expects to continue as tenant under the Circle Star lease and continue its efforts to sublease the premises through the remaining term of the lease, which ends in 2010.

7.             We note your response to prior comment 21.  Please expand your disclosure to identify all material assumptions.  In the alternative, please delete the word “including” from the second full paragraph on page 27 and confirm to us that you have identified all material assumptions.

Response:

Liberate confirms that all material assumptions are disclosed in the section entitled “SPECIAL FACTORS – Opinion and Report of the Financial Advisor – Summary of Analyses – Discounted Cash Flow Analysis”  and has revised the disclosure in that section in response to the Staff’s comment.

8.             We note your response to prior comment 21.  Please revise the first sentence of the penultimate paragraph on page 27 to delete the implication that shareholders cannot rely on the projections.  While you may caution investors not to place undue reliance on the forecasts and may alert them to uncertainties associated with them, it remains objectionable to state that the projections cannot be relied upon.

Response:

Liberate has revised the disclosure in the section entitled “SPECIAL FACTORS – Opinion and Report of the Financial Advisor – Summary of Analyses – Discounted Cash Flow Analysis” in response to the Staff’s comment.

9.             We note your response to our prior comment 23.  Please expand your disclosure on page 31 to include this additional information.

Response:

Liberate has expanded the disclosure in the section entitled “SPECIAL FACTORS – Reservation of Rights” in response to the Staff’s comment.

10.          We note your response to our prior comment 26.  Your statement that management does not expect any significant benefit from the future use of tax loss carryforwards implies that management has been able to quantify, at least to some extent, what that benefits is in order to make such a conclusion.  In your response letter, please quantify the benefit or anticipated range of benefit to the extent practicable.

Response:

As of May 31, 2005, Liberate had federal and state net operating loss carry-forwards of $18.9 million and $4.1 million, respectively, and tax credits totaling $.4 million. Management expects that substantially all these carry-forwards will be used to offset the gain in excess of $30 million from the sale of the Non-North America business to SeaChange in July 2005. As a result, Liberate does not expect any tax loss carry-forwards will remain at the time the time the Company goes private.

To discuss this letter, or if you have any questions or require further information with respect to the Preliminary Proxy or any other matters relating to this filing, please call the undersigned at (650) 470-4500.

Very truly yours,

/s/ Kenton J. King
Kenton J. King

cc:           Gregory S. Wood

Executive Vice President and Chief Financial Office

Liberate Technologies